EARLY WARNING NEWS RELEASE

(Montréal, September 29, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko" or the "Corporation") announces that it has subscribed to 2,878,750 common shares of Barkerville Gold Mines Ltd. (TSXV: BGM) ("Barkerville") at a price of $0.80 per common share for an aggregate subscription price of $2,303,000 pursuant to the financing of common and flow-through shares of Barkerville previously announced on September 1st, 2017 (the "Financing"). Concurrent to the Financing, the Corporation purchased, pursuant to the terms of a share purchase and sale agreement, direct ownership of an additional 8,225,000 common shares of Barkerville at a price of $0.80 per common share for an aggregate purchase price of $6,580,000 (the "Share Purchase" and collectively with the Financing, the "Transaction").

Immediately prior to the closing of the Transaction, Osisko held, directly or indirectly, (i) 127,705,560 common shares of Barkerville, representing approximately 32.8% of Barkerville’s issued and outstanding common shares; and (ii) warrants entitling Osisko to purchase 5,666,527 common shares of Barkerville (the "Warrants"). Assuming the exercise of the Warrants, Osisko would own 133,372,087 common shares of Barkerville, representing approximately 33.8% of Barkerville’s common shares prior to the closing of the Transaction.

Immediately following the closing of the Transaction, Osisko owns, directly or indirectly, (i) 138,809,310 common shares of Barkerville, representing approximately 32.8% of Barkerville’s issued and outstanding common shares; and (ii) 5,666,527 Warrants. Assuming the exercise of the Warrants, Osisko would own 144,475,837 common shares of Barkerville, representing approximately 33.7% of Barkerville’s common shares that would be issued and outstanding.

Osisko acquired the Shares described in this press release for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of Barkerville in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Barkerville and other relevant factors.

The Corporation is relying on the private agreement exemption in Section 4.2 of National Instrument 62-104 Take-Over Bids and Issuer Bids with respect to the Share Purchase.

A copy of the early warning report to be filed by Osisko in connection with the Private Placement described above will be available on SEDAR under Barkerville’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.6% interest in Osisko Mining Inc., a 14.3% interest in Osisko Metals Incorporated and a 13.3% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com